FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2     Date of Material Change

November 24, 2008

Item 3     News Release

The press release attached as Schedule A was released over Canada NewsWire on November 24, 2008.

Item 4     Summary of Material Change

Gammon Gold Confirms Q4 2008 Performance Remains on Target

Item 5     Full Description of Material Change

Gammon Gold Inc. ("Gammon" or the "Company") (TSX:GAM and NYSE:GRS): Gammon is pleased to confirm that the Company continues to meet targeted fourth quarter production and cash cost guidance and additionally, will potentially deliver the best production quarter in Gammon's history.

Based on the updated guidance issued by the Company on November 12, 2008, where Q4 productions levels were assumed to be:

Q4 2008 Production Guidance

  Gold Production from 39,000 – 49,000 ounces;

  Silver production from 1,800,000 – 2,200,000 ounces;

  Gold Equivalent* production from 63,000 – 78,000** ounces (using a gold to silver ratio of 75:1);

  Gold Equivalent* production from 75,000 – 93,000** ounces (using a gold to silver ratio of 50:1 as based on Ocampo's Feasibility Study issued in November, 2004)

  Total Cash Costs is expected to be under $499 per gold equivalent ounce, or under H1 2008 actual total cash costs***

Based on quarter to date performance and assuming current market conditions, the Company remains highly confident that it does not have any liquidity concerns and fully expects to remain completely self-funding as a result of the successful ramp up and increased production that began to be achieved in mid-November as part of the Phase I mill expansion at Ocampo. The full impact of the Phase I expansion is anticipated to be realized in Q1 2009 when the Company is also expected to achieve full commissioning of the Phase II mill expansion program at Ocampo, which is anticipated to increase mill capacity by an additional 10%.

* Gold equivalency ratio means the ratio of realized gold market value per ounce to realized silver market value per ounce and this ratio is used to convert silver production into equivalent gold production when reporting the total gold equivalent production for the Company.
**Assuming a gold to silver ratio of 75:1 in November and December
***Subject to Q4, 2008 gold and silver prices and any related year-end adjustments

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon's Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, statements regarding the Company's future liquidity, statements regarding Q4 2008 cash costs and production of the Company and the ability to continue to successfully implement the Company's turn-around strategy, statements regarding Q4 2008 gold equivalency rates, statements regarding the timing and capacity upgrades of the Ocampo mill expansion, statements regarding the restructuring and extension of the Company's debt facility, statements regarding the resource growth potential of Guadalupe y Calvo, statements regarding the company's ability to continue its improved cash flow performance, the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo and Guadalupe y Calvo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company's Annual Information Form. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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Item 6     Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9     Date of Report

November 24, 2008